Clarification on Non-GAAP Measures for 2013 Annual Results

Vancouver, B.C., July 18, 2014 – Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), (“Dejour” or the “Company”) refers the reader to its press release dated March 20, 2014, “Dejour Reports Positive Cash Flow in 2013, 35% Increase in Gross Revenues, and 17% Increase in Reserves Value”. Dejour wishes to provide additional disclosure about Non-GAAP measures, and the full and revised press release follows:

Vancouver, B.C., March 20, 2014 – Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and gas exploration and production company operating in North America’s Piceance Basin and Peace River Arch regions, today announced its 2013 financial results. The Company generated $9.3 million in gross revenues, a 35% increase over 2012, and positive cash flow from operations of $521,000 compared with a cash deficiency from operations of $2.2 million in 2012.

Other Financial and Operating Highlights are:

  A comprehensive loss for the year of $1.5 million representing an 87% reduction from the Company’s comprehensive loss of $11.8 million in 2012;

  Average production for the year of 504 boepd, a 35% increase over average production of 372 boepd for the year ended December 31, 2012;

  Average production of 620 boepd for the 4th quarter of 2013, a 94% increase over average production of 319 boepd in the 4th quarter of 2012;

  Year-end 2P reserves value of $115.6 million, an increase of 16.8% over the 2P reserve value of $98.9 million at December 31, 2012;

  A 10.4% reduction in operating and transportation costs from $3.8 million in 2012 to $3.4 million in 2013;

  A 12% reduction in general and administrative expenses from 2012 to 2013 (after adjusting for certain non-recurring severance payments to the former President and COO paid in 2013), and

  A successful 4-well drilling program in 2013 at Kokopelli, Colorado, a core property for the Company, which increased the number of “proven undeveloped” Williams Fork drilling locations for future development by 51% to 139 locations.

CORPORATE SUMMARY – DECEMBER 31, 2013

OPERATIONS	Three months ended December 31,			Twelve months ended December 31,
	2013	2012	Change	2013	2012	Change

Production
Oil and natural gas liquids (bbls/d)	167	193	-13%	215	198	9%
Natural gas (mcf/d)	2,714	755	259%	1,733	1,040	67%
Combined (BOE/d)	620	319	94%	504	372	35%

Realized sales prices
Oil and natural gas liquids ($/bbl)	80.17	78.33	2%	86.21	81.37	6%
Natural gas ($/mcf)	4.55	3.44	32%	4.06	2.57	58%

Operating expenses
Oil operations ($/bbl)	26.24	32.59	-19%	26.75	37.57	-29%
Natural gas operations ($/mcf)	2.11	2.63	-20%	2.06	2.72	-24%

Operating netback
Oil operations ($/bbl)	36.61	31.47	16%	42.51	28.74	48%
Natural gas operations ($/BOE)	8.91	4.26	109%	7.40	-1.23	702%

General and administrative expenses ($/BOE)(1)	14.98	35.06	-57%	18.39	25.91	-29%

Note:
(1) Excluding interest and financing charges

FINANCIAL (CA$ thousands, except per share)	Three months ended December 31,			Twelve months ended December 31,
	2013	2012	Change	2013	2012	Change

Revenue	2,354	1,631	44%	9,317	6,882	35%
Royalties	501	261	92%	1,811	1,116	62%

Cash flow (1)	2	-505	100%	521	-2,218	123%
Cash flow per share (basic)	0.000	-0.003	100%	0.003	-0.016	122%
Cash flow per share (diluted)	0.000	-0.003	100%	0.003	-0.016	117%

Net income (loss)	4,350	-9,454	146%	-2,577	-11,752	78%
Basic ($/common share)	0.029	-0.063	146%	-0.017	-0.083	79%
Diluted ($/common share)	0.022	-0.063	135%	-0.017	-0.083	79%

Capital expenditures, net of dispositions	-87	1,037	-108%	2,041	4,485	-54%

Weighted average common shares outstanding (thousands)
Basic	148,916	148,916	0%	148,916	141,056	6%
Diluted	195,883	148,916	32%	195,883	141,056	39%

Bank debt, net of working capital				8,908	8,557	4%

PROVED + PROBABLE RESERVES - NPV of Before Tax Cash Flow Discounted at 10% (CA$ thousands) (2)
Oil and natural gas liquids				5,330	9,378	-43%
Natural gas				110,225	89,508	23%
Total				115,555	98,887	17%

Notes:

(1)

It is a non-GAAP measure and calculated by adding back settlement of decommissioning liabilities and change in non-cash operating working capital to cash provided by operating activities. See “Non- GAAP Measure” below for details.

(2)	Reserves are defined as the Company’s working interest share of gross reserves less royalty interest reserves.

SUPPLEMENTAL FINANCIAL INFORMATION – NON-GAAP MEASURE

	Three months ended December 31		Year ended December 31
(CA$ thousands)	2013	2012	2013	2012
	$	$	$	$
Cash provided by (used in) operating activities	389	(444)	962	(3,227)
Change in operating working capital	(387)	(61)	(441)	1,009
Funds from (used in) operations	2	(505)	521	(2,218)

About Dejour
Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (71,500 net acres) and Peace River Arch regions (7,500 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Disclosures Regarding Reserve Estimates: The reserve estimates assume available funding for development of the properties. Disclosed values do not necessarily represent fair market value. A conversion ratio for Cubic Feet Equivalent of gas of 6 thousand cubic feet to 1 bbl is used in the above tables and is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Prospective Resources are defined as “those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. Prospective Resources are further subdivided in accordance with the level of certainty associated with recoverable estimates assuming their discovery and development and may be sub-classified based on project maturity”. There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. These estimates represent the likely size of the resource, if present, and have not been adjusted for risk of failure.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law. The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO
598 – 999 Canada Place,
Vancouver, BC Canada V6C 3E1
Phone: 604.638.5050 Facsimile: 604.638.5051
Email: investor@dejour.com

Investor Relations – New York
Craig Allison
Phone: 914.882.0960
Email: callison@dejour.com

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